cm 3/17

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SECURITII 04003205 SION

RECEIVED FEB 2 7 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 188

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North American Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Avenue South, Suite 120
(No. and Street)

Minneapolis	Minnesota	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Wier (763)417-4855
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli
(Name – *if individual, state last, first, middle name*)

4000 Lexington Avenue North Suite 201	St. Paul	Minnesota	55126
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Wier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North American Capital Markets, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARMAN WAXBERG
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Signature

Michael J. Wier, FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2003 and 2002

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Financial Statements and Additional Information

Years Ended December 31, 2003 and 2002

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors
North American Capital Markets, Inc.
Minneapolis, Minnesota

We have audited the accompanying statements of financial condition of North American Capital Markets, Inc. (a subsidiary of NA Corporation) as of December 31, 2003 and 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Capital Markets, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information appearing on pages 15 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

January 19, 2004
St. Paul, Minnesota

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Statements of Financial Condition

December 31, 2003 and 2002

Assets	2003	2002
Cash	$ 1,809,278	$ 337,402
Deposit with clearing organization	100,796	100,543
Receivable from clearing organization	2,566	100,878
Interest receivable	-	10,036
Marketable securities, at market value	-	2,096,364
Prepaid expenses and other assets	45,198	95,930
Property and equipment, net	77,903	81,870
TOTAL ASSETS	$ 2,035,741	$ 2,823,023
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable	$ 26,463	$ 18,082
Customer advances	-	55,261
Short-term borrowings	-	1,122,191
Accrued expenses and other liabilities	669,893	310,014
Total liabilities	696,356	1,505,548
Stockholder's equity:		
Common stock; $1 par value; 10,000,000 shares authorized; 150,000 shares issued and outstanding	150,000	150,000
Additional paid-in-capital	800,000	800,000
Retained earnings	389,385	367,475
Total stockholder's equity	1,339,385	1,317,475
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,035,741	$ 2,823,023

See accompanying notes to the financial statements.

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Statements of Income

Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions	$ 2,583,495	$ 2,290,581
Principal transactions	645,627	193,662
Investment banking	1,664,527	381,444
Interest and dividends	95,253	488,913
Other	27,492	2,497
Total revenues	5,016,394	3,357,097
Expenses:		
Employee compensation and benefits	3,645,529	2,320,242
Occupancy	165,122	104,908
Floor brokerage, exchange, and clearance fees	91,555	80,013
Communications and data processing	189,382	132,076
Regulatory fees	13,621	3,429
Legal and professional fees	64,168	29,103
Marketing and promotion	174,849	93,142
Interest	23,008	42,359
Other expenses	87,780	47,395
Total expenses	4,455,014	2,852,667
Income before income taxes	561,380	504,430
Provision for income taxes	254,470	219,549
Net income	$ 306,910	$ 284,881

See accompanying notes to the financial statements.

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2003 and 2002

	Common Stock		Additional		
	Shares	Amount	Paid-in-Capital	Retained Earnings	Total
Balances at December 31, 2001	150,000	$ 150,000	$ 800,000	$ 82,594	$ 1,032,594
Net income	-	-	-	284,881	284,881
Balances at December 31, 2002	150,000	150,000	800,000	367,475	1,317,475
Dividends declared and paid	-	-	-	(285,000)	(285,000)
Net income	-	-	-	306,910	306,910
Balances at December 31, 2003	150,000	$ 150,000	$ 800,000	$ 389,385	$ 1,339,385

See accompanying notes to the financial statements.

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Statements of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	2002
Increase in cash and cash equivalents:		
Cash flows from operating activities:		
Net income	$ 306,910	$ 284,881
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	16,924	10,944
Changes in operating assets and liabilities:		
Deposits with clearing organization	(253)	(543)
Net receivable from clearing organization	98,312	(52,384)
Interest receivable	10,036	(10,036)
Securities owned, net	2,096,364	(2,096,364)
Prepaid expenses and other assets	50,732	(87,046)
Accounts payable	8,381	(12,720)
Customer advances	(55,261)	39,853
Accrued expenses and other liabilities	359,879	(38,365)
Total adjustments	2,585,114	(2,246,661)
Net cash provided by (used) in operating activities	2,892,024	(1,961,780)
Cash flows used in investing activities		
Capital expenditures	(19,586)	(75,418)
Abandonment of leasehold improvements	6,629	-
Net cash used in investing activities	(12,957)	(75,418)
Cash flows from financing activities:		
Dividends paid	(285,000)	-
Proceeds of (payments) on short-term borrowings	(1,122,191)	1,122,191
Net cash provided by (used) in financing activities	(1,407,191)	1,122,191
Net increase (decrease) in cash and cash equivalents	1,471,876	(915,007)
Cash at beginning of period	337,402	1,252,409
Cash and cash equivalents at end of period	$ 1,809,278	$ 337,402
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ 23,008	$ 42,359
Income taxes	178,033	278,148

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States. Significant accounting and reporting policies follow:

Organization and Nature of Business

North American Capital Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Associations of Securities Dealers (NASD). The Company is registered under Rule 15c3-3(k)(2)(ii) which represents that funds and securities belonging to the Company's customers will be processed by a correspondent broker-dealer ("clearing organization"). The Company engages as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking services. The Company is a wholly-owned subsidiary of N.A. Corporation (Parent).

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to S.E.C. Rule 15c3-3.

Note 1 Summary of Significant Accounting Policies (Continued)

Securities Activities

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profits and losses arising from securities transactions entered into for the account and risk of the Company are recorded on the settlement date. Customers' securities transactions and related commission income and expenses are recorded on their settlement date, which is generally the third business day following the trade date. At December 31, 2003 and 2002, there were no unsettled trades.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes

The Company is included in the consolidated federal and state income tax return of its parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted or received from the parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses and benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 1 Summary of Significant Accounting Policies (Continued)

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions are settled.

Advertising Costs

Advertising costs are expensed as incurred.

Property and Equipment and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of property and equipment are reflected in operations. Depreciation is computed on the straight-line method for financial reporting purposes, based on the estimated useful lives of the assets.

Note 2 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 and 2002, the Company had net capital of $1,200,565 and $1,007,234, respectively and net capital requirements of $100,000 for both years. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 and 2002 was .58 to 1 and .38 to 1, respectively. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1 after the Company's first twelve months of operations.

Note 3 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of S.E.C. Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 Securities Owned

Marketable securities held by the Company are classified as trading securities. Unrealized gains and losses are included in income on a current basis. The cost is determined on the specific identification basis.

Marketable securities owned at market values, are as follows:

	2003	2002
U.S. government agency obligations	$ -	$ 2,096,364

Note 5 Leases

The Company leases office space and furniture which are classified as operating leases. The office space lease provides for the Company to pay taxes, insurance, maintenance, and other operating costs of the property. The office space lease is a seven year lease expiring in 2009 and the equipment lease is a 5 year lease expiring in 2007.

Future minimum payments, by year under the operating lease is as follows:

		Operating Leases
2004	$	113,431
2005		113,922
2006		113,922
2007		112,114
2008		91,295
Thereafter		76,079
	$	620,763

Rent expense for operating leases amounted to $175,432 and $105,182 for the years ended December 31, 2003 and 2002, respectively.

Note 6 Property and Equipment

Property and equipment at December 31 are summarized as follows:

	2003	2002
Office equipment	$ 90,873	$ 71,287
Leasehold improvement	16,984	23,613
Subtotal	107,857	94,900
Less: Accumulated depreciation	29,954	13,030
Total	$ 77,903	$ 81,870

Depreciation expense was $16,924 and $10,944 for 2003 and 2002, respectively.

Note 7 Management Contract/Related Party Transactions

The Company has a management contract with its Parent. The contract is for one year and is renewed automatically unless either party terminates the contract by giving ninety days notice prior to the anniversary date of the contract. The agreement requires the Parent to provide certain day-to-day operational support and to assist in with compliance and other matters when deemed appropriate and for the Company to pay the parent a management fee and reimburse them for expenses. For the years ended December 31, 2003 and 2002, the Company paid $39,375 and $32,032, respectively, to the Parent as reimbursement for services performed on behalf of the Company. No management fee was paid for December 31, 2003 or 2002 as the Parent has waived this requirement.

In 2002, the Company paid a related-party (through common ownership) rent for the lease of its office space of $49,000.

Note 8 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 9 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of any net losses on these unsettled trades. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 10 Retirement Plan

The Parent sponsors a 401(k) profit sharing plan which covers substantially all full-time employees of the Company. Employees are allowed to make voluntary contributions to the plan. The Parent may make discretionary contributions to the plan at the discretion of the Board of Directors. No retirement plan contributions were authorized for 2003 or 2002.

Note 11 Income Taxes

The provision for income taxes included in the Statement of Operations as determined in accordance with FASB Statement 109, *Accounting for Income Taxes*, consists of the following:

	2003	2002
Current tax expense:		
Federal	$ 192,845	$ 171,806
State	61,625	54,900
Total current provision for income taxes	$ 254,470	$ 226,706

Note 12 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during 2003 and 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Note 13 Short-Term Borrowings

As part of the Company's agreement with its clearing organization, the Company is able to borrow funds from the clearing organization on margin for securities purchased by the Company. These loans are collateralized by the securities purchased. Interest is charged on the account based on the clearing organization's broker's call rate plus .5% (3.25% at December 31, 2003). No borrowings were outstanding at December 31, 2003, $1,122,191 was outstanding at December 31, 2002.

Note 14 Receivable from Clearing Organizations

Amounts receivable from clearing organizations are reported net of amounts due and consist of the following at December 31:

	2003	2002
Commissions receivable	$ 2,566	$ 112,276
Interest receivable	-	502
Miscellaneous payables	-	(11,900)
Net receivable	$ 2,566	$ 100,878

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis (Note 1). The amount payable to the clearing organization is related to the aforementioned transactions. The Company is required to maintain a $100,000 deposit with the organization to collateralize certain transactions.

Note 15 New Accounting Pronouncements

The Financial Accounting Standard Board ("FASB") recently issued interpretation No46, *Consolidation of Variable Interest Entities*. This interpretation sets new standards for the consolidation of variable interest entities (including some special purpose entities). This interpretation is effective for the Company's fiscal year beginning October 1, 2004. The Company is reviewing the impact of the pronouncement and whether it will require the presentation of the Company's financial statements on a combined basis with any affiliated entities.

Additional Information

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003 and 2002

	2003	2002
Net Capital:		
Total stockholder's equity	$ 1,339,385	$ 1,317,475
Deductions and/or charges:		
Nonallowable assets:		
Premises & equipment	77,903	81,870
Prepaid expenses and other assets	22,575	95,930
Net capital before haircuts on securities positions	1,238,907	1,139,675
Haircuts on securities	38,342	132,441
Net capital	$ 1,200,565	$ 1,007,234
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable	26,463	18,082
Customer advances	-	55,261
Accrued expenses	669,893	310,014
Total aggregate indebtedness	$ 696,356	$ 383,357
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	46,424	25,557
Minimum dollar requirement	100,000	100,000
Net capital requirement	$ 100,000	$ 100,000
Excess net capital at required minimum dollar amount	$ 1,100,565	$ 907,234
Excess net capital at 6.67% of aggregate indebtedness	$ 1,154,141	$ 981,677
Ratio: Aggregate indebtedness to net capital	.58 to 1	.38 to 1

There were no material differences between the amounts reported above and the amounts reported in the Company's unaudited FOCUS reports.

North American Capital Markets, Inc.

(A Subsidiary of NA Corporation)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003 and 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing L.L.C.

WIPFLi LLP

Business experts. Right from the start.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
North American Capital Markets, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and additional schedules of North American Capital Markets, Inc. (a subsidiary of NA Corporation) (the "Company"), for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests for such practices and procedures that we considered relevant to he objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments b management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.